06049385

The Advisory Board Company

Annual Report to Shareholders

Fiscal Year 2006

*"A stand can be made against invasion by an enemy;
no stand can be made against invasion by an idea."*

–Victor Hugo



THE ADVISORY BOARD COMPANY

The Advisory Board Company in Brief

The Advisory Board Company provides best practice research and analysis to the health care industry, focusing on business strategy, operations, and general management issues. Our research services are offered through discrete membership programs to nearly 2,600 hospitals, health systems, pharmaceutical and biotech companies, health care insurers, and medical device companies.

Our business model is predicated on the view that there are economies of intellect in health care, compelling intellectual advantages to large numbers of health systems, corporations, and clinicians collaborating to identify ideas with potential to shape the industry. By providing a standardized set of services, we are able to spread our largely fixed program cost structure across our membership base of participating companies. This economic model allows us to provide our members with access to industry best practices at a fraction of the cost of a customized analysis performed by a major consulting firm.

For a fixed fee, members of each of our programs typically have access to an integrated set of services designed to provide valuable, timely information derived from lessons learned from the industry's most progressive participants. These services can include:

- Best practice research studies
- Executive education seminars
- Customized research briefs
- Web-based access to content databases and decision-support tools

We strive to provide our members with an unparalleled level of service. Our hope is that our members conclude that they do not work with any other organization so dedicated to intelligent service and that therefore there is little question as to their long-term commitment to working with us.

Annual Revenues
for Fiscal Years Ending March 31
In Millions


$81.0
$100.7
$121.8
$141.6
$165.0
2002
2003
2004
2005
2006

Adjusted Net Income*
for Fiscal Years Ending March 31
In Millions


$9.9
$16.8
$22.0
$27.1
$32.5
2002
2003
2004
2005
2006

* Adjusted results are not presented in accordance with Generally Accepted Accounting Principles (GAAP). See page 7 for a reconciliation of GAAP to adjusted results.

To Our Shareholders



Strong operational results and consistent growth remained hallmarks of The Advisory Board Company's performance during fiscal year 2006. As we mark our fifth year as a public company, I am excited about our continued ability to help member organizations address their most pressing business needs with unparalleled strategic insights, analytical tools, and advisory services. With health care executives facing an increasingly complex marketplace, our 90 percent member renewal rate for the year—among the highest in our history—stands as testament to the value they derive from our best practice research.

Our continued growth also offers a clear indication of the Advisory Board's compelling value proposition and demonstrates the impact of our uniquely scalable business model. In fiscal 2006, we increased the number of membership programs we offer to 29, collaborating closely with our members to develop deep expertise in their highest priority areas. Concurrently, we expanded our membership base to nearly 2,600 organizations, who collectively represent the most progressive institutions in the health care industry.

On the financial side, I am pleased to report that fiscal 2006 saw yet another year of strong results for The Advisory Board Company. Revenues grew 17 percent to $165 million from $141.6 million. Adjusted net income grew 20 percent to $32.5 million from $27.1 million the year before, with adjusted earnings per diluted share rising 16 percent to $1.63 from $1.40. This year's financial results continue to demonstrate the predictability, visibility and scalability inherent in our underlying economic model.

Leveraging the Force of Membership

Health care industry executives face a broad array of challenges, from increased competition and regulatory complexity to rapid developments in information and clinical technology. The Advisory Board Company is uniquely positioned to serve as a guide through this terrain, drawing on two decades of research experience documenting best practices across a range of topic areas and developing tools that allow members to drive these insights deep into their own institutions.

As an organization, the Advisory Board's value proposition rests heavily on our long-standing ability to provide relevant, in-depth research that answers the health care industry's most important questions. Key to our continued success in this arena is our membership base, nearly 2,600 strong at the end of fiscal 2006. Among this broad group, we are privileged to work with 13 of the top 14 hospitals in *U.S. News & World Report's* 2006 "Best Hospitals" honor roll, 90 of the country's 100 largest health care delivery systems, and 20 of the world's largest pharmaceutical and medical device companies.

Across member institutions, we serve a range of constituencies, reaching more than 5,000 chief executive and chief operating officers, and 45,000 vice presidents and clinical leaders. These leaders create a management network that shapes our work and enhances our ability to generate cutting-edge research in two important ways.

Adjusted Earnings per Diluted Share*
for Fiscal Years Ending March 31


$0.65
$0.97
$1.16
$1.40
$1.63
2002
2003
2004
2005
2006

Cash Flow from Operations
for Fiscal Years Ending March 31

In Millions


$19.9
$44.5
$39.7
$44.2
$51.2
2002
2003
2004
2005
2006

* Adjusted results are not presented in accordance with Generally Accepted Accounting Principles (GAAP). See page 7 for a reconciliation of GAAP to adjusted results.

First is the fact that our members drive our research agendas, ensuring that the issues we focus on are truly the most urgent for the health care industry. Through surveys, interviews and roundtables, executives continually commincate the major issues that dominate their strategic and operational agendas, thereby guiding our search for relevant answers.

"With health care executives facing an increasingly complex market, our 90 percent member renewal rate for the year stands as testament to the value they derive from our work."

Second, because these members are actively invested in our research, they offer us unparalleled access to their institutions, allowing us to identify and describe the nation's best practices in health care strategy, management, and operations. By the end of fiscal 2006, our proprietary research library contained more than 33,000 strategic and operational tactics accumulated over the past 20 years. These cutting-edge research findings reach members through a prodigious effort by our staff, who this year published more than 50 major studies on mission-critical issues; authored more than 3,400 custom research briefs and 1,000 technology assessments; and delivered daily and weekly news briefings to more than 82,000 readers.

The developments and advances profiled in these reports touch on some of the most important and complex issues facing health care executives today. Among the topics we examined in the past year were strategies for recruiting and retaining key medical professionals at a time of shortage; guidance for making investments in rapidly evolving health information technology; trends influencing major service lines such as general surgery, cardiology, and oncology; and tactics for health care cost containment.

Solving the Most Pressing Problems

Our industry-wide intellectual capital and ever-expanding data resources allow us to address health care's most difficult questions in a uniquely comprehensive and in-depth way. This year, for example, we have focused significant attention across our programs on the issue of hospital-physician relations.

"We reach more than more than 5,000 chief executive and chief operating officers and 45,000 vice presidents and clinical leaders—a network critical to our ability to generate cutting-edge research."

A source of perennial concern within the health care industry, hospital-physician relations have in recent months climbed to the top of the strategic agenda for CEOs nationwide. Increasingly intense public scrutiny of hospital quality and "pay for performance" initiatives that tie clinical results to reimbursement contribute to this shift; because reform efforts often require physician involvement, hospitals must find a way to enfranchise clinicians in cost and quality improvement. At the same time, as physician-owned outpatient centers proliferate, hospitals in every market are seeing specialists—particularly surgeons—migrate with growing frequency to freestanding facilities, drawing away lucrative outpatient procedures and straining relationships.

These challenges require hospital CEOs to rethink their engagement of this critical constituency. Responding to requests for strategic guidance, the Advisory Board has provided insights, data, advice, and educational tools across our program portfolio.

- For senior hospital executives, we focused on frontier ideas for addressing physician competition and securing loyalty by redefining partnership incentives—for example, by rewarding physicians for hospital performance or sharing clinical program management responsibilities with specialists. In addition, we launched an online outpatient market forecasting tool that allows executives to project future demand and profitability for competitive services.
- Our surgery performance program also addressed the challenge of outpatient migration, partnering with

Serving a $2.2 Trillion Health Care Industry

*Annual Growth in Spending**


$
Pharmaceuticals 8.2%
Payers 7.4%
Hospital Care 7.2%
Physician Services 7.1%
Long-Term Care 5.9%
2006
2015

- Health care is a $2.2 trillion market, growing across all major segments that we serve.
- By 2015, total health spending is projected to constitute 20.0% of GDP, from 16.5% today.
- The hospital market alone represents $650 billion in spending today, growing to $1.2 trillion by 2015.

* Source: Centers for Medicare and Medicaid Services; Journal of Health Affairs, authored by members of Centers for Medicare and Medicaid Services, Office of the Actuary.

individual hospitals to improve operating room turnover time, enhance utilization, and make other changes designed to align physician-hospital incentives.

- For operations and clinical leaders we took a different angle, examining how to involve physicians effectively in quality improvement. After outlining the barriers to physician collaboration, we explored several models for engaging clinicians in quality initiatives, such as credentialing based on performance targets or establishing a jointly owned management company to administer a high-volume service line.

"Because members are actively invested in our research, they offer us unparalleled access to their institutions, allowing us to identify the nation's best practices in health care."

- Our program for chief financial officers examined best practices for enfranchising physicians in reducing procedural supply costs, offering tactics for negotiating price reductions without restricting physician preference, garnering clinician support through data, and other strategies. The report also included worksheets and other tools to help hospitals implement these tactics in their own supply cost efforts.

As these examples illustrate, our deep engagement with the industry's most pressing issues allows us to find comprehensive, high-quality solutions and to help our members implement these ideas on an individual level. This approach drives member satisfaction and gives us the opportunity to expand member relationships over time.

Driving Research Deeper

Along with answering important questions, we have focused increasingly in recent years on providing members with innovative tools that allow them to easily implement our best practices in their daily work. By leveraging new channels for content delivery and incorporating our members' own data, we have been able to significantly enhance the value they receive from our work.

The Advisory Board's broad investment in technology services enables us to provide members with real-time decision support, robust data collection, advanced analytical capabilities, and quantitative research to enhance the rigor and applicability of our work. In fiscal 2006, more than 75,000 users accessed our password-protected websites and more than 8,000 took advantage of the decision-support tools and databases available there, including:

- A nursing clinical quality database, which compiles data from self-assessments on care quality from more than 5,300 nurses nationwide. Through statistical analysis, we used this database to identify behaviors that drive clinical excellence. In the future, we expect additional tools will help chief nursing officers benchmark their own quality and behavioral data against our national results.

- A philanthropy performance benchmarking database, which allows hospitals to measure the performance of their fundraising efforts against others and to identify effective development strategies.

- Inpatient and outpatient forecasting tools, which hospital executives can use to apply our predictions of future utilization and profitability to their own institutions and markets. Member use of these tools has become a key component of hospitals' strategic planning efforts, while providing us with important data assets for use in future research.

Through our websites, members also have access to a comprehensive library of best-practice tactics, research reports, news articles, and other documents—in total, a collection of more than 200,000 discrete, content-rich items available for download. These offerings allow members to meet their mission-critical information needs in real time.

Innovative Delivery Channels

Online Reach and Capability



Market Forecasting Tool — Outpatient Surgery Dashboard

- Today, far more of the Advisory Board's services and products are accessed through online delivery channels than through any other traditional means of delivery, such as hardcopy books and in-person meetings.
- This year, more than 82,000 members received our online briefings or accessed our password-protected websites, and more than 8,000 took advantage of our online decision support tools and databases
- By reaching a broader base of members and providing institution-specific audit tools, analyses, and dashboards, our online channel innovations are enabling us to significantly increase our value proposition.

Realizing Tangible Impact for Our Members

By engaging in important topics both broadly and deeply, The Advisory Board Company is also able to provide hospitals with a tangible return on their membership investment. On average, each individual best practice profiled in our research conveys a value of between $250,000 and $1.5 million, far exceeding the average $65,000 member fee. As a result, a member need implement only one of our tactics to reap significant benefits. In the past year, we have helped numerous organizations generate concrete returns.

- An 11-hospital system in the Northeast used our research to decide between two imaging investments, yielding savings of more than $900,000. Through ongoing use of our research, the system is evaluating additional equipment options in seven service lines, an analysis that will provide the information base for future clinical investment decisions across the entire system.

"By engaging in important topics both broadly and deeply, The Advisory Board Company is also able to provide hospitals with a tangible return on their membership investment."

- A 350-bed hospital in the Southeast used our Web-based revenue cycle tool to determine the root causes of poor cash collections in the emergency department and a high number of medical necessity denials. In the first quarter after joining the program, the hospital increased emergency department cash collections by 85 percent (a $204,000 annualized impact) and reduced medical necessity denials by 32 percent (a $520,000 annualized impact).

- Responding to physician requests for improved efficiency in the operating room, a 125-bed hospital in the Midwest contacted our surgery performance program. After implementing changes in scheduling and preoperative processes, the hospital decreased turnover time by 28 percent, increased on-time starts by 37 percent, increased surgical volumes by 13 percent, and garnered physician praise for the department's "momentum of improvement."

These are but a few of the many tangible improvements that organizations have realized from their Advisory Board memberships.

Continued Focus on Growth

The U.S. health care industry in 2006 is a $2.2 trillion market, and that figure is projected to increase to $4.0 trillion by 2015. The spending growth expected in all industry segments offers the Advisory Board Company significant opportunities for continued expansion. Capitalizing on these opportunities remains a top priority for my team as we maintain our growth orientation.

In fiscal 2006, we introduced a total of four new programs in the areas of service line growth strategy, clinical technology assessment, surgery performance, and imaging performance. As always, these programs were developed in close collaboration with our members, ensuring that our launches align with the industry's most important issues. All four programs maintain a strong set of charter members, representing some of the nation's leading health care institutions, who have provided us with invaluable feedback regarding program design and research focus.

Across the next year we will continue to target three to four new program launches, drawn from our new product pipeline of more than 25 new programs in development. As in previous years, these new programs will leverage our strong industry reputation and our close relationships with the health care executives who drive our research agenda and derive substantial value from our ability to help them confront complex business problems.

Attractive Market Opportunity Serving the Health Care Industry

The Five-Year Sales Opportunity


Future Opportunity
With new programs and new members, the broader opportunity is estimated at $2.8 billion
New Members
~ 2,600 Current Member Institutions
Current Cross-Sell Market
Cross-selling existing programs to current members represents an estimated $1.5 billion opportunity
29 Current Programs
New Program Launches

Our continued growth also offers a clear indication of the Advisory Board's compelling value proposition and demonstrates the impact of our uniquely scalable business model.

In addition, with a membership base of nearly 2,600 organizations and a portfolio of 29 programs, our current cross-sell market represents a $1.5 billion opportunity. Our contract value of $170.5 million at the end of fiscal 2006 provides a strong foundation for increasing our program penetration and enlarging our membership base which, over the next 5 years, will expand our direct market opportunity to $2.8 billion. My team and I are excited about the potential and continue to drive the organization toward growth.

Building a World-Class Organization

Such growth requires considerable investment in our underlying organization. Here, we are fortunate to begin from a strong position. Critical to our ongoing success is the strength and talent of our employee base, now more than 750 strong and hailing from the best undergraduate and graduate programs, consulting firms, and health care institutions in the world.

The Advisory Board Company remains an employer of choice for star talent. With more than 20,000 resumes received annually, it comes as no surprise that in the past year we were ranked on *Forbes* magazine's list of 200 Best Small Companies, and were cited by a regional magazine as one of the premier places to work in the Washington, D.C. area. Such recognition continues to enhance our profile in the job marketplace.

Internally, retention remains an area of focus and consequently we place a considerable premium on training and leadership development to enhance staff performance, offering more than 900 hours of courses during fiscal 2006. We are vigilant about maintaining a culture based on our core values: meritocracy, dedication to the force of ideas, delivery of superior value to members, and a spirit of generosity in all interactions. These elements allow us to create an extraordinary workplace and remain successful at retaining our career research staff, with retention rates in the high 80s. As a result, we not only have in place a leadership team that is committed and able to serve our members to the highest possible standard, but we have also built a very strong leadership bench which will serve us well as we continue to scale the business.

Closing Thoughts

It is my great privilege to work each day with a team of extremely talented individuals who are dedicated to advancing the Advisory Board's work. Our employees take much pride in our accomplishments of the past year, our prospects for continued growth, and our ability to truly effect positive change in the health care industry. On their behalf and mine, thank you for your continued interest and support.

Frank Williams
Chairman and Chief Executive Officer



Executive Team (left to right)

Seated:
Scott M. Fassbach, Chief Research Officer
Frank J. Williams, Chairman and Chief Executive Officer
Michael T. Kirshbaum, Chief Financial Officer
Robert W. Musslewhite, Executive Director, New Product Development
Standing:
Richard A. Schwartz, Executive Vice President
Scott A. Schirmeier, General Manager, Sales and Marketing
David L. Felsenthal, Executive Vice President
Mary D. Van Hoose, Executive Director, Career Management

Selected Financial Data

The Advisory Board Company and Subsidiaries

The following table sets forth selected financial and operating data. The selected financial data presented below as of March 31, 2002, 2003, 2004, 2005 and 2006 and for the five fiscal years in the period ended March 31, 2006, have been derived from our financial statements which have been audited by Ernst & Young LLP, independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our financial statements, the notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	Fiscal Year Ended March 31,				
(In thousands except per share amounts)	2002	2003	2004	2005	**2006**
Statement of Operations Data:					
Revenues	$ 80,970	$100,714	$121,847	$141,649	**$165,049**
Costs and expenses:					
Cost of services (including equity-related expenses of $645, $615, $560, $550 and $143)[1][2]	37,787	42,213	50,727	58,904	**70,959**
Member relations and marketing (including equity-related expenses of $0, $133, $256, $216 and $84)[1][2]	16,100	19,975	24,855	28,563	**33,667**
General and administrative (including equity-related expenses of $837, $399, $857, $487 and $50)[1][2][3]	11,496	12,906	16,302	16,452	**16,135**
Depreciation and loss on disposal of fixed assets	2,030	1,827	1,415	1,820	**1,550**
Affiliate company charge[4]	2,676	—	—	—	**—**
Total costs and expenses	70,089	76,921	93,299	105,739	**122,311**
Income from operations	10,881	23,793	28,548	35,910	**42,738**
Interest income	453	1,038	2,911	3,971	**5,770**
Income before income taxes	11,334	24,831	31,459	39,881	**48,508**
Provision for income taxes[5]	(1,358)	(10,392)	(12,739)	(16,534)	**(22,866)**
Net income	$ 9,976	$ 14,439	$ 18,720	$ 23,347	**$ 25,642**
Earnings per share:					
Net income per share—basic	$ 0.73	$ 1.10	$ 1.19	$ 1.32	**$ 1.35**
Net income per share—diluted	$ 0.62	$ 0.85	$ 1.00	$ 1.22	**$ 1.29**
Basic weighted average number of shares outstanding	13,748	13,139	15,745	17,738	**18,979**
Diluted weighted average number of shares outstanding	16,089	16,996	18,680	19,161	**19,902**

	March 31,				
(In thousands)	2002	2003	2004	2005	**2006**
Balance Sheet Data:					
Cash and cash equivalents	$ 23,959	$ 33,301	$ 41,389	$ 27,867	**$ 21,678**
Marketable securities	—	57,106	98,420	125,047	**146,822**
Working capital (deficit)	(20,374)	(18,110)	(10,044)	(24,421)	**(33,703)**
Total assets	48,506	117,923	203,999	244,080	**270,859**
Deferred revenues	51,538	63,653	72,410	81,203	**99,269**
Total stockholders' (deficit) equity	(16,587)	41,495	115,623	145,314	**147,165**

	March 31,				
	2002	2003	2004	2005	**2006**
Other Operating Data (Unaudited):					
Membership programs offered	15	18	21	25	**29**
Total members	2,170	2,297	2,347	2,572	**2,595**
Member renewal rate(6)	88%	89%	87%	92%	**90%**
Contract value (in thousands)(7)	$ 86,108	$106,745	$124,929	$146,137	**$170,510**
Contract value per member(8)	$ 39,681	$ 46,472	$ 53,229	$ 56,819	**$ 65,707**

	Fiscal Year Ended March 31,				
	2002	2003	2004	2005	**2006**
Reconciliation of GAAP to Adjusted Results(9):					
Income from operations as reported	$ 10,881	$ 23,793	$ 28,548	$ 35,910	**$ 42,738**
Equity-related expenses(1)(2)	1,482	1,147	1,673	1,253	**277**
Affiliate company charge	2,676	—	—	—	—
Adjusted income from operations	15,039	24,940	30,221	37,163	**43,015**
Interest income	453	1,038	2,911	3,971	**5,770**
Adjusted income before income taxes	15,492	25,978	33,132	41,134	**48,785**
Adjusted provision for income taxes(10)	(5,624)	(9,144)	(11,099)	(14,027)	**(16,294)**
Adjusted net income	$ 9,868	$ 16,834	$ 22,033	$ 27,107	**$ 32,491**
Adjusted earnings per share:					
Diluted	$ 0.65	$ 0.97	$ 1.16	$ 1.40	**$ 1.63**
Adjusted diluted weighted average common shares outstanding(11)	15,247	17,442	19,029	19,301	**19,902**

(1) As a private company, we entered into certain equity-based compensation arrangements with key employees. These arrangements were predominantly the repurchase of stock options and a special bonus paid to optionholders, and in fiscal 2002 we recognized approximately $1.5 million in compensation expense relating to these arrangements. Since our initial public offering, we have not entered, and we do not anticipate that in the future we will enter, into any special compensation arrangements.

(2) We recognized approximately $781,000, $1.7 million, $1.3 million and $277,000 in compensation expense reflecting additional Federal Insurance Corporation Act taxes as a result of the taxable income that the employees recognized upon the exercise of common stock options in fiscal 2003, fiscal 2004, fiscal 2005 and fiscal 2006, respectively.

(3) General and administrative expenses in fiscal 2002 include certain amounts paid to Atlantic Media Company (formerly DGB Enterprises, Inc., a corporation owned by our former principal stockholder), for management services. Since our initial public offering, we provide these management services internally at a cost similar to the amounts paid to Atlantic Media Company in the past. See note 10 to our consolidated financial statements for a detailed description of the arrangements with Atlantic Media Company.

(4) Charges from Atlantic Media Company for strategic direction and oversight. As of October 1, 2001, our newly constituted Board of Directors began to provide strategic direction and oversight services and, consequently, we no longer pay the affiliate company charge.

(5) In conjunction with our initial public offering in November 2001, our S corporation election terminated and we are now subject to U.S. federal and state income taxes at prevailing corporate rates.

(6) The percentage of member institutions at the beginning of a fiscal year that hold one or more memberships in any of our programs at the beginning of the next fiscal year, adjusted to reflect mergers, acquisitions or different affiliations of members that result in changes of control over individual institutions.

(7) The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

(8) Total contract value divided by the number of members.

(9) Adjusted results exclude special compensation and stock option related expense, and include income taxes at our effective tax rates, as discussed in notes 10 and 11, below.

(10) Our reported effective tax rates for each of the five years in the period ended fiscal 2006 were 12.0% (see Note 5 above), 41.9%, 40.5%, 41.5% and 47.1%, respectively. In February 2006, we received notification from the Office of Tax and Revenue of the District of Columbia that we had been certified effective January 1, 2004, as a Qualified High Technology Company (QHTC) under the New E-Conomy Transformation Act of 2000, as amended. This certification has the effect of reducing our statutory income tax rate as well as providing other tax benefits. The adjusted provision for income taxes utilizes effective tax rates of 36.3%, 35.2%, 33.5%, 34.1% and 33.4% in each of fiscal 2002, 2003, 2004, 2005 and 2006, respectively, assuming we were a QHTC in each period presented, and excluding a one-time, noncash charge in fiscal 2006 to our deferred tax asset arising from our QHTC status.

(11) Adjusted diluted weighted average common shares outstanding for each period presented is determined in accordance with the treasury method using the adjusted effective tax rates resulting from our status as a QHTC discussed above. This adjustment increased weighted average diluted share count by 842,000 in fiscal 2002 and reduced weighted average diluted share count by 496,000, 349,000 and 140,000 in fiscal 2003, fiscal 2004 and fiscal 2005, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Advisory Board Company and Subsidiaries

OVERVIEW

We provide best practices research, decision-support tools and analysis across the health care industry. Best practices research identifies, analyzes and describes specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. Members of each program are typically charged a fixed annual fee and have access to an integrated set of services that may include best practices research studies, executive education seminars, customized research briefs, decision support tools and web-based access to the program's content database.

Our membership business model allows us to focus on a broad set of issues relevant to health care organizations, while promoting frequent use of our programs and services by our members. This facilitates growth through cross-sell opportunities to existing members and the development of new programs. Our revenues grew 16.5% in fiscal 2006 over fiscal 2005, and grew 16.3% in fiscal 2005 over fiscal 2004. We also increased our contract value by 16.7% at March 31, 2006 over March 31, 2005, and by 17.0% at March 31, 2005 over March 31, 2004. We define contract value as the aggregate annualized revenue attributed to all membership agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement. Our member renewal rate in each of the past five years has equaled or exceeded 87%.

Memberships in 21 of our programs are renewable at the end of their membership contract term, which is typically one year. Our other best practices programs provide installation support. These program memberships help participants accelerate the adoption of best practices profiled in our research studies, and are therefore not individually renewable. Renewable programs generated more than 80% of our revenues in fiscal 2006.

Costs associated with a new program initially increase more rapidly than revenues following introduction of the program because revenues associated with the new program are recognized ratably over the membership year while costs are generally expensed as incurred. Because we offer a standardized set of services, however, our program cost structure is relatively fixed and the incremental cost to serve an additional member is low. In fiscal 2006, our income from operations was $42.7 million, compared to $35.9 million in fiscal 2005.

Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses, and depreciation expenses. Cost of services represents the costs associated with the production and delivery of our products and services. Member relations and marketing expenses include the costs of acquiring new members and renewing existing members. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new program development and other administrative functions. Included in our operating costs for each year presented are equity-related expenses representing additional payroll taxes for compensation expense as a result of the taxable income employees recognized upon the exercise of common stock options. Depreciation expense includes the cost of depreciation of our property and equipment.

RESULTS OF OPERATIONS

The following table shows statement of income data expressed as a percentage of revenues for the periods indicated.

	Fiscal Year Ended March 31,		
	2004	2005	**2006**
Revenues	100.0%	100.0%	**100.0%**
Costs and expenses:			
Cost of services (including equity-related expenses of 0.5%, 0.4% and 0.1%)	41.6	41.6	**43.0**
Member relations and marketing (including equity-related expenses of 0.2%, 0.2% and 0.1%)	20.4	20.1	**20.4**
General and administrative (including equity-related expenses of 0.7%, 0.3% and 0.1%)	13.4	11.6	**9.8**
Depreciation and loss on disposal of fixed assets	1.2	1.3	**0.9**
Total costs and expenses	76.6	74.6	**74.1**
Income from operations	23.4	25.4	**25.9**
Interest income	2.4	2.8	**3.5**
Income before provision for income taxes	25.8	28.2	**29.4**
Provision for income taxes	(10.4)	(11.7)	**(13.9)**
Net income	15.4	16.5	**15.5%**

FISCAL YEARS ENDED MARCH 31, 2004, 2005 AND 2006

Revenues

Total revenues increased 16.3% from $121.8 million in fiscal 2004 to $141.6 million in fiscal 2005, and increased 16.5% to $165.0 million in fiscal 2006. The increase in revenues was primarily due to the introduction and expansion of new programs and cross-selling existing programs to existing members. To a lesser degree, our revenue growth was also driven by sales to new member organizations and price increases. We offered 21 membership programs as of March 31, 2004, 25 as of March 31, 2005 and 29 as of March 31, 2006. Our contract value increased 17.0% from $124.9 million at March 31, 2004 to $146.1 million at March 31, 2005, and increased 16.7% to $170.5 million at March 31, 2006. Our average contract value per member increased from $53,229 for fiscal 2004 to $56,819 for fiscal 2005, and increased to $65,707 for fiscal 2006. We define contract value as the aggregate annualized revenue attributed to all membership agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

Cost of services

Cost of services increased 16.1% from $50.7 million in fiscal 2004 to $58.9 million in fiscal 2005, and increased 20.5% to $71.0 million in fiscal 2006. The increase in cost of services is primarily due to increased staffing and other costs associated with the delivery of program content and tools to our expanded membership base and due to the introduction of new programs. As a percentage of revenue, cost of services remained constant at 41.6% for fiscal 2004 and fiscal 2005. Cost of services increased to 43.0% for fiscal 2006. The increase can be attributable to an increased investment in web-based tools and applications used in certain of our newer best practice research programs which require more upfront resources before launch, and to variable licensing fees associated with one of our research programs. Cost of services as a percentage of revenue may fluctuate from year to year, therefore the cost of services as a percentage of revenues in the periods presented may not be indicative of future results.

Member relations and marketing

Member relations and marketing expense increased 14.9% from $24.9 million or 20.4% of revenues in fiscal 2004 to $28.6 million, or 20.1% of revenues, in fiscal 2005, and increased 17.9% to $33.7 million, or 20.4% of revenues, in fiscal 2006. The increase in member relations and marketing expense was primarily due to an increase in sales staff and related costs associated with the introduction of new programs, as well as an increase in member relations personnel and related costs to serve the expanding membership base.

General and administrative

General and administrative expense increased from $16.3 million, or 13.4% of revenues, in fiscal 2004 to $16.5 million, or 11.6% of revenues, in fiscal 2005. The increase can be attributed to the development of new programs and the expansion of several administrative functions to support overall organizational growth. General and administrative expenses decreased to $16.1 million, or 9.8% of revenues, in fiscal 2006, due to the decrease in additional payroll taxes for compensation expense paid as a result of the taxable income employees recognized upon the exercise of common stock options in fiscal 2006 compared to fiscal 2005. The overall decrease as a percent of revenues in fiscal 2005 and fiscal 2006 reflects the leveraging of resources across our larger revenue base. General and administrative expense includes approximately $1.0 million and $0.6 million in fiscal 2004 and 2005, respectively, of net charges from Atlantic Media Company (formerly DGB Enterprises, Inc., an entity created in 1997 by our founder to manage his various business interests including his ownership in us) for expenses related to management services, shared space and facilities and certain administrative functions. We believe these charges approximate the expense which would have been incurred had we provided the equivalent services internally. These arrangements ended during fiscal 2005. See note 10 to our financial statements for a detailed description of our arrangements with Atlantic Media Company.

Depreciation

Depreciation expense increased from $1.4 million or 1.2% of revenues in fiscal 2004, to $1.8 million, or 1.3% of revenues in fiscal 2005, and decreased to $1.6 million or 0.9% of revenues in fiscal 2006. During fiscal 2005 we completed the build-out of our new headquarters facility and incurred a loss on the disposal of certain office equipment. In fiscal 2007, under the terms of our lease agreement, we will incur additional construction costs in connection with the expansion of our headquarters facility and depreciation expense may increase in future periods as a result.

Interest income

Interest income increased to $5.8 million in fiscal 2006, from $4.0 million in fiscal 2005 and $2.9 million in fiscal 2004. The growth was principally from income associated with the increased levels of cash, cash equivalents and marketable securities. Cash, cash equivalents and marketable securities increased as a result of cash flows from operating activities and cash flows from financing activities as further discussed in the liquidity and capital resources section below.

Provision for income taxes

Our provision for income taxes was $12.7 million, $16.5 million and $22.9 million in fiscal year 2004, 2005 and 2006, respectively. Our effective tax rate in fiscal 2004 and 2005 was 40.5% and 41.5%, respectively. The provision for income taxes for fiscal 2006 includes the one-time noncash income tax charge to earnings associated with our newly effective status as a Qualified High Technology Company ("QHTC") described below.

In February 2006, we received notification from the Office of Tax and Revenue of the District of Columbia that we had been certified, effective January 1, 2004, as a Qualified High Technology Company under the New E-Conomy Transformation Act of 2000, as amended. This certification had the effect of reducing our Washington, D.C. statutory income tax rate to 0.0% through calendar year 2008, and 6.0% thereafter, compared to 9.975% per year without the qualification. As a result, we recorded a one-time noncash charge to write down our Washington, D.C. net operating loss carryforward deferred tax asset by $6.7 million, net of estimated tax credits for which we are eligible due to our QHTC status. Excluding the one-time noncash charge our income tax rate for fiscal 2006 was 33.4%.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

Program membership fees are generally payable by members at the beginning of the contract term. The combination of revenue growth and advance payment of memberships typically results in operating activities generating net positive cash flows on an annual basis. Net cash flows provided by operating activities were $39.7 million in fiscal 2004, $44.2 million in fiscal 2005 and $51.2 million in fiscal 2006. We had approximately $168.5 million in cash and cash equivalents and marketable securities at March 31, 2006. We expect that these funds and expected net positive cash flows from operations will satisfy working capital and capital expenditure requirements, as well as financing activities for at least the next 12 months.

Cash flows from investing activities

We used net cash flows in investing activities in fiscal 2004 of $46.5 million, consisting of purchases of marketable securities of $54.7 million, and purchases of property and equipment of $5.2 million, which includes approximately $4.6 million of expenditures relating to our new headquarters facility discussed below, offset by $13.4 million in proceeds on the redemption of marketable securities. We used net cash flows in investing activities in fiscal 2005 of $35.4 million, consisting of purchases of marketable securities of $51.9 million and purchases of property and equipment of $4.1 million primarily related to the build-out of our new headquarters facility, offset by $20.7 million in proceeds on the redemption of marketable securities. We used net cash flows in investing activities in fiscal 2006 of $30.5 million, consisting of purchases of marketable securities of $31.9 million, purchases of property and equipment of $0.9 million, capitalized software development costs of $1.3 million, and $3.8 million paid for the acquisition of OptiLink; offset by $7.4 million in proceeds on the redemption of marketable securities. In fiscal 2007, we will incur additional capital expenditures related to our build-out of an expansion floor available in our headquarters facility and increased investment in internal and external development resources to build web-based tools for some of our new program launches.

Cash flows from financing activities

We generated $14.9 million in cash from financing activities in fiscal 2004. We used net cash flows in financing activities of $22.4 million and $27.0 million in fiscal 2005 and 2006, respectively. In fiscal 2004, 2005 and 2006, we received approximately $26.8 million, $21.8 million and $5.5 million, respectively, from the exercise of stock options in conjunction with sales of our common stock by our employees. Also in fiscal 2004, 2005 and 2006, we received approximately $0.3 million, $0.3 million and $0.4 million, respectively, in proceeds from the issuance of common stock under our employee stock purchase plan. We repurchased 349,320, 1,303,364 and 670,758 shares of our common stock at a total cost of approximately $12.2 million, $44.5 million and $32.5 million in fiscal 2004, 2005 and 2006, respectively. In January 2004, our Board of Directors authorized a share repurchase of up to $50 million of our common stock, and our Board of Directors increased this amount by $50 million in October 2004 and by an additional $50 million in February 2006.

Our headquarters are located in approximately 106,000 square feet of office space in Washington, D.C. The facilities accommodate research, delivery, marketing and sales, information technology, administration, graphic services and operations personnel. We lease our office facilities, and the lease expires in June 2019. The terms of the lease contain provisions for rental escalation and we are required to pay our portion of executory costs such as taxes and insurance. We are also obligated to take additional expansion space in the building pursuant to the lease. We also lease a small office in Portland, Oregon. We believe that our facilities are adequate for our current needs and that additional facilities are available for lease to meet any future needs.

We entered into a $3.2 million letter of credit agreement with a commercial bank which expires October 5, 2006, to provide a security deposit for our new office lease. We pledged certain assets as collateral under the letter of credit agreement. No amounts were drawn on this agreement.

The following summarizes certain of our contractual obligations at March 31, 2006 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. These obligations are more fully described in note 12 to the consolidated financial statements.

	Payments Due by Period				
(in thousands)	Total	<1 Year	1–3 Years	4–5 Years	>5 Years
Non-cancelable operating leases	$45,122	$2,627	$11,334	$7,376	$23,785

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2006, we have no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

SHARE REPURCHASE

In January 2004, we announced that our Board of Directors authorized a share repurchase of up to $50 million of our common stock. The authorized amount was increased by our Board to $100 million in October 2004, and was increased again to $150 million in February 2006. Repurchases will be made from time to time in open market and privately negotiated transactions subject to market conditions. No minimum number of shares has been fixed. We will fund our share repurchases with cash on hand and cash generated from operations.

EXERCISE OF STOCK OPTIONS

Options granted to certain of our option holders under our 1997 and 2001 stock-based incentive compensation plans were exercised to acquire shares sold in public offerings at various times in fiscal 2004, 2005 and 2006. Upon the exercise of these options we received a total of approximately $26.8 million, $21.8 million and $5.5 million in fiscal 2004, 2005 and 2006, respectively, in cash in payment of option exercise prices.

We recognized approximately $1.7 million, $1.3 million and $277,000 in compensation expense reflecting additional Federal Insurance Corporation Act taxes as a result of the taxable income that employees recognized upon the exercise of non-qualified common stock options in fiscal 2004, 2005 and 2006, respectively. We also incurred additional compensation deductions for tax reporting purposes, but not for financial reporting purposes, that increased the deferred tax asset to reflect allowable tax deductions that will be realized in the determination of our income tax liability and therefore reduce our future income tax payments. In connection with these transactions, our deferred tax asset increased by approximately $40.0 million, $30.9 million, and $4.1 million in fiscal 2004, 2005 and 2006, respectively. Although the provision for income taxes for financial reporting purposes did not change, our actual cash payments will be reduced as the deferred tax asset is utilized.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This listing is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. However, certain of our accounting policies are particularly important to the presentation of our financial position and results of operations and may require the application of significant judgment by our management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members and information available from other outside sources, as appropriate. For a more detailed discussion on the application of these and other accounting policies, see Note 3 to our consolidated financial statements. Our critical accounting policies include:

Revenue recognition

Revenues from renewable research memberships and best practices installation support memberships are recognized over the term of the related subscription agreement, which is generally 12 months. Fees are generally billable when a letter agreement is signed by the member, and program agreement fees receivable and related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. Certain fees are billed on an installment basis. Members whose membership agreements are subject to a service guarantee may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period. As of March 31, 2004, 2005 and 2006, approximately $1.3 million, $0 and $1.5 million, respectively, of deferred revenues were to be recognized beyond the following 12 months. One of our best practice research programs includes software tools together with implementation services, technical support and related membership services. Revenue for these arrangements is recorded pursuant to the American Institute of Certified Public Accountants' Statement of Position 97-2, *Software Revenue Recognition*, as amended. We recognize revenue under these arrangements when persuasive evidence of an arrangement exists, delivery of the software and performance of the services has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. We separate the fair value of the technical support and related membership services from the total value of the contract based on vendor specific objective evidence of fair value. The fees related to the software license and implementation services are bundled and recognized as the implementation services are performed. Fees associated with the technical support and related membership services are recorded as revenue ratably over the term of the agreement, beginning when all other elements have been delivered.

Allowance for uncollectible revenue

We record an allowance for uncollectible revenue as a reduction of revenue based on our ongoing assessment of our members' credit and the aging of receivables. As part of our assessment, we examine our collections history, the age of accounts receivable in question, any specific customer collection issues that we have identified, general market conditions and current economic trends.

Goodwill and other intangible assets

Our acquisition of OptiLink resulted in goodwill recorded for the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. Other intangible assets consist of the costs of developing software for external use, and other acquired intangibles. Software development costs are accounted for in accordance with Statement of Financial Accounting Standard No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed*. Intangible assets that are not considered to have an indefinite useful life are amortized over their useful lives using the straight-line method.

Recovery of long-lived assets

Long-lived assets and identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is identified by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual dispositions. Impairment is measured and recorded on the basis of fair value. Fair value is generally determined using estimates of discounted cash flows. Expected cash flows and estimated future operating results, trends, and other available information are considered in assessing whether the carrying value of assets is impaired. We believe that no such impairment existed as of March 31, 2005 and 2006.

Deferred incentives and other charges

Direct incentive compensation related to the negotiation of new and renewal memberships and other direct and incremental costs are deferred and amortized on a straight line basis over the term of the related memberships.

Deferred tax asset recoverability

We have deferred income taxes consisting primarily of net operating loss carryforwards for regular federal and state income tax purposes generated from the exercise of common stock options. In estimating future tax consequences, Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS No. 109) generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. We believe that our future taxable income will be sufficient for the full realization of the deferred income taxes. However, SFAS No. 109 does not consider the effect of future changes in existing tax laws or rates in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted. We have established our deferred income tax assets and liabilities using currently enacted tax laws and rates, including the estimated effects of the QHTC status on our Washington, D.C. deferred tax assets. We will recognize an adjustment to income for the impact of new tax laws or rates on the existing deferred tax assets and liabilities when and if new tax laws or rates are enacted.

RECENT ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123(R)), which is a revision of Statement No. 123. SFAS No. 123(R) supersedes APB No. 25, and amends FASB Statement No. 95, *Statement of Cash Flows.* Generally, the approach in SFAS No. 123(R) is similar to the approach described in Statement No. 123. However, SFAS No. 123(R) generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the consolidated statement of income based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

- Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date of adoption and (b) based on the requirements of Statement No. 123(R) for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.
- Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of SFAS No. 123 either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On April 14, 2005, the Securities and Exchange Commission announced that the SFAS No. 123(R) effective transition date will be extended to annual periods beginning after June 15, 2005. The Company will adopt this new standard, as required, on April 1, 2006 using the modified prospective method.

SFAS No. 123(R) also mandates that the benefits of tax deductions in excess of recognized compensation expense be reported as a financing cash flow, rather than as an operating cash flow as permitted under current accounting rules. This requirement may therefore reduce amounts reported from operating activities and increase the amounts from financing activities in periods after adoption.

The actual effects of adopting SFAS No. 123(R) on the Company's financial statements depend on numerous factors including the amounts and types of share-based payments granted in the future, the valuation model the Company uses to value future share-based payments to employees and estimated forfeiture rates. As of March 31, 2006, there was approximately $23.9 million of total unrecognized compensation expense related to unvested stock based compensation arrangements. Of this amount, approximately $10.3 million is expected to be recognized in the year ended March 31, 2007. These amounts exclude any compensation expense associated with restricted stock units, the issuance of shares purchased at a discount pursuant to our Employee Stock Purchase Plan, or any new grants of share-based payments.

As permitted by SFAS No. 123, the Company has accounted for share-based payments to employees using APB No. 25's intrinsic value method through the year ended March 31, 2006. As a consequence, the Company has recognized no compensation cost for employee stock options and purchases under the Company's Employee Stock Purchase Plan through the year ended March 31, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents include investments in highly liquid U.S. Treasury obligations with maturities of less than three months. At March 31, 2006, our marketable securities consist of $9.4 million in tax-exempt notes and bonds issued by the District of Columbia, $31.6 million in tax-exempt notes and bonds issued by various states, and $105.8 million in U.S. government agency securities. The average maturity on all our marketable securities as of March 31, 2006 was approximately 4.7 years. We perform periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile. Due to the nature of our investments we have not prepared quantitative disclosure for interest rate sensitivity in accordance with Item 305 of Regulation S-K as we believe the effect of interest rate fluctuations would not be material.

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE ADVISORY BOARD COMPANY AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Advisory Board Company and subsidiaries at March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Advisory Board Company and subsidiaries internal control over financial reporting as of March 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 9, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
June 9, 2006

Consolidated Balance Sheets

The Advisory Board Company and Subsidiaries

(In thousands, except share amounts)	March 31, 2005	March 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 27,867	**$ 21,678**
Marketable securities	3,003	**8,484**
Membership fees receivable, net	20,261	**36,822**
Prepaid expenses and other current assets	2,430	**2,876**
Deferred income taxes	19,774	**19,495**
Total current assets	73,335	**89,355**
Property and equipment, net	9,023	**8,418**
Intangible assets, net	—	**2,037**
Goodwill	—	**5,426**
Deferred incentive compensation and other charges	6,189	**11,652**
Deferred income taxes, net of current portion	33,489	**15,633**
Marketable securities	122,044	**138,338**
Total assets	$244,080	**$270,859**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Deferred revenues	$ 81,203	**$ 99,269**
Accounts payable and accrued liabilities	8,733	**15,445**
Accrued incentive compensation	7,820	**8,344**
Total current liabilities	97,756	**123,058**
Other long-term liabilities	1,010	**636**
Total liabilities	98,766	**123,694**
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued and outstanding	—	**—**
Common stock, $0.01 par value; 90,000,000 shares authorized, 19,917,813 and 20,255,704 shares issued at March 31, 2005 and 2006, respectively, and 19,265,129 and 18,932,262 shares outstanding at March 31, 2005 and 2006, respectively	199	**203**
Additional paid-in capital	142,040	**152,081**
Retained earnings	27,925	**53,567**
Accumulated elements of other comprehensive losses	(1,273)	**(2,618)**
Treasury stock, 652,684 and 1,323,442 shares at March 31, 2005 and 2006, respectively	(23,577)	**(56,068)**
Total stockholders' equity	145,314	**147,165**
Total liabilities and stockholders' equity	$244,080	**$270,859**

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Income

The Advisory Board Company and Subsidiaries

(In thousands, except per share amounts)	Year Ended March 31, 2004	2005	**2006**
Revenues:	$121,847	$141,649	**$165,049**
Costs and expenses:			
Cost of services (including equity-related expenses of $560, $550 and $143)	50,727	58,904	**70,959**
Member relations and marketing (including equity-related expenses of $256, $216 and $84)	24,855	28,563	**33,667**
General and administrative (including equity-related expenses $857, $487 and $50)	16,302	16,452	**16,135**
Depreciation and loss on disposal of fixed assets	1,415	1,820	**1,550**
Total costs and expenses	93,299	105,739	**122,311**
Income from operations	28,548	35,910	**42,738**
Interest income	2,911	3,971	**5,770**
Income before provision for income taxes	31,459	39,881	**48,508**
Provision for income taxes	(12,739)	(16,534)	**(22,866)**
Net income	$ 18,720	$ 23,347	**$ 25,642**
Earnings per share:			
Net income per share—basic	$ 1.19	$ 1.32	**$ 1.35**
Net income per share—diluted	$ 1.00	$ 1.22	**$ 1.29**
Basic weighted average number of shares outstanding	15,745	17,738	**18,979**
Diluted weighted average number of shares outstanding	18,680	19,161	**19,902**

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity

The Advisory Board Company and Subsidiaries

(In thousands, except share amounts)	Common Shares Stock	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Elements of Other Comprehensive Income	Treasury Stock	Total	Annual Comprehensive Income
Balance at March 31, 2003	14,779,567	$148	$ 21,821	$18,974	$ 552	$ —	$ 41,495	
Exercise of stock options	3,533,296	35	26,737	—	—	—	26,772	$ —
Tax benefit on exercise of options	—	—	39,996	—	—	—	39,996	—
Issuance of common stock under employee stock purchase plan	10,663	—	331	—	—	—	331	—
Purchase of treasury stock	(349,320)	—	—	—	—	(12,170)	(12,170)	—
Net unrealized gains on available-for-sale marketable securities, net of income taxes	—	—	—	—	479	—	479	479
Net income	—	—	—	18,720	—	—	18,720	18,720
Balance at March 31, 2004	17,974,206	183	88,885	37,694	1,031	(12,170)	115,623	$19,199
Exercise of stock options	2,585,103	26	21,976	—	—	—	22,002	$ —
Tax benefit on exercise of options	—	—	30,903	—	—	—	30,903	—
Issuance of common stock under employee stock purchase plan	9,184	—	276	—	—	—	276	—
Purchase of treasury stock	(1,303,364)	—	—	—	—	(44,533)	(44,533)	—
Retirement of treasury stock	—	(10)	—	(33,116)	—	33,126	—	—
Net unrealized losses on available-for-sale marketable securities, net of income taxes	—	—	—	—	(2,304)	—	(2,304)	(2,304)
Net income	—	—	—	23,347	—	—	23,347	23,347
Balance at March 31, 2005	19,265,129	199	142,040	27,925	(1,273)	(23,577)	145,314	$21,043
Exercise of stock options	328,217	4	5,524	—	—	—	5,528	$ —
Tax benefit on exercise of options	—	—	4,130	—	—	—	4,130	—
Issuance of common stock under employee stock purchase plan	9,674	—	382	—	—	—	382	—
Compensation expense associated with grant of restricted stock units	—	—	5	—	—	—	5	—
Purchase of treasury stock	(670,758)	—	—	—	—	(32,491)	(32,491)	—
Net unrealized losses on available-for-sale marketable securities, net of income taxes	—	—	—	—	(1,345)	—	(1,345)	(1,345)
Net income	—	—	—	25,642	—	—	25,642	25,642
Balance at March 31, 2006	**18,932,262**	**$203**	**$152,081**	**$53,567**	**$(2,618)**	**$(56,068)**	**$147,165**	**$24,297**

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

The Advisory Board Company and Subsidiaries

(In thousands)	Year Ended March 31, 2004	2005	2006
Cash flows from operating activities:			
Net income	$ 18,720	$ 23,347	**$ 25,642**
Adjustments to reconcile net income to net cash flows provided by operating activities—			
Depreciation	1,415	1,704	**1,550**
Amortization of intangible assets	—	—	**128**
Loss on disposal of fixed assets	—	116	**—**
Deferred income taxes	12,644	16,867	**22,299**
Amortization of marketable securities premiums	755	724	**810**
Changes in operating assets and liabilities:			
Membership fees receivable	(5,104)	(5,923)	**(16,360)**
Prepaid expenses and other current assets	(145)	(351)	**(392)**
Deferred incentive compensation and other charges	(1,492)	(2,438)	**(5,573)**
Deferred revenues	8,757	8,793	**17,919**
Accounts payable and accrued liabilities	3,356	268	**5,181**
Accrued incentive compensation	805	116	**524**
Other liabilities	—	1,010	**(479)**
Net cash flows provided by operating activities	39,711	44,233	**51,249**
Cash flows from investing activities:			
Purchases of property and equipment	(5,225)	(4,142)	**(860)**
Capitalized software development costs	—	—	**(1,313)**
Redemption of marketable securities	13,350	20,713	**7,400**
Cash paid for acquisition, net of cash acquired	—	—	**(3,831)**
Purchases of marketable securities	(54,661)	(51,940)	**(31,882)**
Net cash flows used in investing activities	(46,536)	(35,369)	**(30,486)**
Cash flows from financing activities:			
Proceeds on issuance of stock from exercise of options	26,772	21,846	**5,528**
Reimbursement of offering costs	149	188	**—**
Payment of offering costs and other distributions	(169)	(163)	**—**
Repayment of debt assumed in acquisition	—	—	**(371)**
Issuance of common stock under employee stock purchase plan	331	276	**382**
Purchase of treasury shares	(12,170)	(44,533)	**(32,491)**
Net cash flows provided by (used in) financing activities	14,913	(22,386)	**(26,952)**
Net increase (decrease) in cash and cash equivalents	8,088	(13,522)	**(6,189)**
Cash and cash equivalents, beginning of year	33,301	41,389	**27,867**
Cash and cash equivalents, end of year	$ 41,389	$ 27,867	**$ 21,678**
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$ —	$ 33	**$ 104**

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

The Advisory Board Company and Subsidiaries

1. BUSINESS DESCRIPTION

The Advisory Board Company (the Company) provides best practices research, decision support tools and analysis to the health care industry, focusing on business strategy, operations and general management issues. Best practices research and analysis identifies, analyzes and describes specific management initiatives, processes and strategies that produce the best results in solving common business problems or challenges.

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Advisory Board Investments, Inc. (ABII) and Quality Team Associates, Inc. (QTA). All significant intercompany transactions and balances have been eliminated. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current year's presentation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents and marketable securities

Included in cash equivalents are marketable securities that mature within three months of purchase. Investments with maturities of more than three months are classified as marketable securities. As of March 31, 2005 and 2006, the Company's marketable securities consisted of U.S. government agency obligations and various state tax-exempt notes and bonds. The Company's marketable securities, which are classified as available-for-sale, are carried at fair market value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of other comprehensive income. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities. Current marketable securities have maturity dates within twelve months of the balance sheet date.

Property and equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, and capitalized internal software development costs. Property and equipment is stated at cost, less accumulated depreciation and amortization. Internal software development costs are accounted for in accordance with AICPA Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and EITF 00-2, *Accounting for Web Site Development Costs*. Depreciation and amortization of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to fifteen years. Maintenance and repairs are charged to expense as incurred.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. Other intangible assets consists of the costs of developing software for external use, and other acquired intangibles (see Note 9). Software development costs are accounted for in accordance with Statement of Financial Accounting Standard No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed*. Intangible assets that are not considered to have an indefinite useful life are amortized over their five-year useful lives using the straight-line method. As of March 31, 2006, intangible assets included approximately $2.0 million of software development costs and approximately $0.1 million representing the value of customer contracts acquired, net of accumulated amortization of approximately $0.1 million.

Recovery of long-lived assets

Long-lived assets and identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is identified by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual dispositions. Impairment is measured and recorded on the basis of fair value. Fair value is generally determined using estimates of discounted cash flows. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. The Company believes that no such impairment existed as of March 31, 2005 and 2006.

Revenue recognition

Revenues from renewable research memberships and best practices installation support memberships are recognized over the term of the related subscription agreement, which is generally 12 months. Fees are generally billable when a letter agreement is signed by the member, and the program agreement fees receivable and related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. Certain fees are billed on an installment basis. Members whose membership agreements include a service guarantee may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period. As of March 31, 2005 and 2006, approximately $0 and $1.5 million, respectively, of deferred revenues were to be recognized beyond the following 12 months. One of the Company's best practice research programs includes software tools together with implementation services, technical support and related membership services. Revenue for these arrangements is recorded pursuant to the American Institute of Certified Public Accountants' Statement of Position 97-2, *Software Revenue Recognition*, as amended. The Company recognizes revenue under these arrangements when persuasive evidence of an arrangement exists, delivery of the software and performance of the services has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. The Company separates the fair value of the technical support and related membership services from the total value of the contract based on vendor specific objective evidence of fair value. The fees related to the software license and implementation services are bundled and recognized as the implementation services are performed. Fees associated with the technical support and related membership services are recorded as revenue ratably over the term of the agreement, beginning when all other elements have been delivered.

Allowance for uncollectible revenue

The Company's ability to collect outstanding receivables from its members has an effect on the Company's operating performance and cash flows. The Company records an allowance for uncollectible revenue as a reduction of revenue based on its ongoing monitoring of members' credit and the aging of receivables. In determining the allowance for uncollectible revenue, the Company examines its collections history, the age of accounts receivable in question, any specific customer collection issues that have been identified, general market conditions and current economic trends.

Deferred incentives and other charges

Direct incentive compensation related to the negotiation of new and renewal memberships and other direct and incremental costs are deferred and amortized over the term of the related memberships.

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares increased by the dilutive effects of potential common shares outstanding during the period. The number of potential common shares outstanding is determined in accordance with the treasury stock method, using the Company's prevailing tax rates. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended March 31,		
	2004	2005	**2006**
Basic weighted average common shares outstanding	15,745	17,738	**18,979**
Potential common shares outstanding	2,935	1,423	**923**
Diluted weighted average common shares outstanding	18,680	19,161	**19,902**

Concentrations of risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and membership fees receivable. The Company maintains cash and cash equivalents and marketable securities with financial institutions. Marketable securities consist of U.S. government agency obligations and municipal obligations, primarily from the District of Columbia. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities. Any unrealized losses on marketable securities are determined not to be other-than-temporary, because the Company has the ability and intent to hold the securities to maturity and not realize losses on them. The credit risk with respect to membership fees receivable is generally diversified due to the large number of entities comprising the Company's membership base, and the Company establishes allowances for potential credit losses.

Some of the Company's revenues are generated from customers located outside the United States. For each of the years ended March 31, 2004, 2005 and 2006, the Company generated less than 2% of revenues from customers outside the United States. No one customer accounted for more than 2% of revenues for any period presented.

Income taxes

Deferred income taxes are determined using the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. The Company's deferred income tax assets and liabilities as of March 31, 2006 also include the estimated effects of its QHTC status on its Washington, D.C. deferred tax assets. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Fair value of financial instruments

The fair value of current assets and current liabilities approximates their carrying value due to their short maturity.

Segment reporting

Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information* requires a business enterprise, based upon a management approach, to disclose financial and descriptive information about its operating segments. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Under this definition, the Company operated as a single segment for all periods presented.

Research and development costs

Costs related to the research and development of new programs are expensed when incurred. Research and development costs were immaterial for the fiscal years ended March 31, 2004, 2005 and 2006.

Stock-based compensation

The Company has several stock-based compensation plans, which are described more fully in Note 11. The Company accounts for those plans using the intrinsic value method of expense recognition and measurement prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations (collectively, APB No. 25). In accordance with Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), as amended by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* (SFAS No. 148), disclosure of the pro forma stock-based compensation cost, net income and basic and diluted earnings per share is computed as if the fair value based method of expense recognition and measurement prescribed by SFAS No. 123 had been applied to all options is required.

The fair values of options granted were estimated at the date of grant for each period using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended March 31,		
	2004	2005	**2006**
Risk free interest rate	2.63%	3.84%	**4.76%**
Dividend yield	—	—	**—**
Expected life of option (in years)	5	5	**5**
Expected volatility	39.8%	28.3%	**25.3%**
Weighted average fair values of options granted	$13.62	$12.39	**$17.21**

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price characteristics that are significantly different from those of traded options. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock rights.

The equity-related expenses included in the consolidated statements of operations relates to additional Federal Insurance Corporation Act taxes as a result of the taxable income that employees recognized on the exercise of stock options. The Company did not recognize any stock compensation expense in accordance with APB No. 25. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the estimated service period. The following table illustrates the effect on net income and earnings per share if the Company had used the fair value accounting provisions of SFAS No. 123, as amended, for each period. The provisions of SFAS No. 123, as amended, may not necessarily be indicative of future results.

	Year Ended March 31,		
(in thousands)	2004	2005	**2006**
Net income, as reported	$18,720	$23,347	**$25,642**
Deduct: Total stock-based compensation expense determined under fair value based methods for all awards, net of related tax effects	(8,843)	(8,670)	**(7,440)**
Pro forma net income	$ 9,877	$14,677	**$18,202**
Pro forma net income per share:			
Basic—as reported	$ 1.19	$ 1.32	**$ 1.35**
Diluted—as reported	$ 1.00	$ 1.22	**$ 1.29**
Basic—pro forma	$ 0.63	$ 0.83	**$ 0.96**
Diluted—pro forma	$ 0.54	$ 0.79	**$ 0.93**

Use of estimates in preparation of consolidated financial statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123(R)), which is a revision of Statement No. 123. SFAS No. 123(R) supersedes APB No. 25, and amends FASB Statement No. 95, *Statement of Cash Flows*. Generally, the approach in SFAS No. 123(R) is similar to the approach described in Statement No. 123. However, SFAS No. 123(R) generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the consolidated statement of income based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

- Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date of adoption and (b) based on the requirements of Statement No. 123(R) for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.
- Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of SFAS No. 123 either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On April 14, 2005, the Securities and Exchange Commission announced that the SFAS No. 123(R) effective transition date will be extended to annual periods beginning after June 15, 2005. The Company will adopt this new standard, as required, on April 1, 2006 using the modified prospective method.

SFAS No. 123(R) also mandates that the benefits of tax deductions in excess of recognized compensation expense be reported as a financing cash flow, rather than as an operating cash flow as permitted under current accounting rules. This requirement may therefore reduce amounts reported from operating activities and increase the amounts from financing activities in periods after adoption.

The actual effects of adopting SFAS No. 123(R) on the Company's financial statements depend on numerous factors including the amounts and types of share-based payments granted in the future, the valuation model the Company uses to value future share-based payments to employees and estimated forfeiture rates. As of March 31, 2006, there was approximately $23.9 million of total unrecognized compensation expense related to unvested stock based compensation arrangements. Of this amount, approximately $10.3 million is expected to be recognized in the year ended March 31, 2007. These amounts exclude any compensation expense associated with restricted stock units, the issuance of shares purchased at a discount pursuant to our Employee Stock Purchase Plan, or any new grants of share-based payments.

As permitted by SFAS No. 123, the Company has accounted for share-based payments to employees using APB No. 25's intrinsic value method through the year ended March 31, 2006. As a consequence, the Company has recognized no compensation cost for employee stock options and purchases under the Company's Employee Stock Purchase Plan through the year ended March 31, 2006.

4. MARKETABLE SECURITIES

The aggregate value, amortized cost, gross unrealized gains and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	As of March 31, 2006			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency obligations	$105,793	$109,001	$ —	$(3,208)
Washington, D.C. tax exempt obligations	9,415	9,416	70	(71)
Tax exempt obligations of other states	31,614	32,470	—	(856)
	$146,822	$150,887	$ 70	$(4,135)

	As of March 31, 2005			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency obligations	$ 90,466	$ 92,237	$ 3	$ (1,775)
Washington, D.C. tax exempt obligations	11,688	11,523	165	—
Tax exempt obligations of other states	22,893	23,455	3	(565)
	$ 125,047	$ 127,215	$171	$ (2,340)

The following table summarizes marketable securities maturities (in thousands):

	As of March 31, 2006	
	Fair Market Value	Amortized Cost
Matures in less than 1 year	$ 8,484	$ 8,590
Matures after 1 year through 5 years	75,574	78,070
Matures after 5 years through 10 years	62,764	64,227
	$146,822	$150,887

The average maturity on all marketable securities held by the Company as of March 31, 2006 was approximately 4.7 years. Unrealized losses on the Company's investments of $4.1 million as indicated above were caused by market interest rate increases. Of this amount, $0.1 million related to investments that mature before March 31, 2007. The Company purchased all of its investments at a premium or discount to their relative fair values, and the contractual cash flows of these investments are guaranteed by an agency of the U.S. government or otherwise fully insured. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at March 31, 2006. The Company has reflected the losses, net of tax, as an element of other comprehensive income in the consolidated balance sheets.

5. MEMBERSHIP FEES RECEIVABLE

Membership fees receivable consist of the following (in thousands):

	As of March 31,	
	2005	2006
Billed fees receivable	$12,517	$20,241
Unbilled fees receivable	9,594	18,531
	22,111	38,772
Allowance for uncollectible revenue	(1,850)	(1,950)
Membership fees receivable, net	$20,261	$36,822

Billed fees receivable represent invoiced membership fees. Unbilled fees receivable represent fees due to be billed to members who have elected to pay on an installment basis.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	As of March 31,	
	2005	**2006**
Leasehold improvements	$ 7,195	**$ 7,242**
Furniture, fixtures and equipment	9,883	**10,602**
Software and web development costs	4,066	**4,244**
	21,144	**22,088**
Accumulated depreciation and amortization	(12,121)	**(13,670)**
Property and equipment, net	$ 9,023	**$ 8,418**

7. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2004	2005	**2006**
Current	$13,357	$14,374	**$18,303**
Deferred	(618)	2,160	**4,563**
Provision for income taxes	$12,739	$16,534	**$22,866**

The provision for income taxes differs from the amount of income taxes determined by applying the applicable income tax statutory rates to income before provision for income taxes as follows:

	Year Ended March 31,		
	2004	2005	**2006**
Statutory U.S. federal income tax rate	35.0%	35.0%	**35.0%**
State income tax, net of U.S. federal income tax benefit	6.5	6.5	**0.0**
Tax-exempt interest income	(1.3)	(1.5)	**(1.2)**
Write-down of deferred tax asset, net, related to a change in tax status	—	—	**13.7**
Other permanent differences, net	0.3	1.5	**(0.4)**
Effective tax rate	40.5%	41.5%	**47.1%**

Deferred income taxes are provided for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. The tax effect of these temporary differences is presented below (in thousands):

	As of March 31,	
	2005	**2006**
Deferred income tax assets (liabilities):		
Net operating loss carryforwards	$50,478	**$30,282**
Compensation accrued for financial reporting purposes	4,197	**2,920**
Tax credit carryforwards	—	**2,569**
Unrealized losses on available-for-sale securities	895	**1,454**
Reserve for uncollectible revenue	767	**683**
Other	533	**298**
Total deferred tax assets	56,870	**38,206**
Depreciation	(1,797)	**(1,154)**
Deferred incentive compensation and other deferred charges	(1,810)	**(1,058)**
Capitalized software development costs	—	**(459)**
Other	—	**(407)**
Total deferred tax liabilities	(3,607)	**(3,078)**
Net deferred income tax assets	$53,263	**$35,128**

The Company has deferred income tax assets, consisting primarily of net operating loss (NOL) carryforwards for regular Federal and state income tax purposes generated from the exercise of common stock options. In estimating future tax consequences, Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS No. 109) generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. The Company believes that its estimated future taxable income will be sufficient for the full realization of its deferred income tax assets. However, SFAS No. 109 does not consider the effect of future changes in existing laws or rates in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted. The Company has established its deferred income tax assets and liabilities using currently enacted tax laws and rates that will be in effect when the differences are expected to reverse. The Company will recognize into income an adjustment for the impact of new tax laws or rates on the existing deferred tax assets and liabilities if the estimates change or when new tax laws or rates are enacted.

The Company has federal net operating loss carryforwards in the amount of approximately $83.4 million and state net operating loss carryforwards of approximately $102.6 million at March 31, 2006. The net operating losses expire between 2022 and 2025. The Company utilized tax benefits from the exercise of stock options that were recorded in the consolidated statements of stockholders' equity to offset the current tax provision that was recorded in the consolidated statements of income which resulted in no current tax liability for the years ended March 31, 2006, 2005 and 2004.

Washington, D.C. income tax incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the Office of Tax and Revenue) has adopted regulations that modify the income and franchise tax, sales and use tax, and personal property tax regulations for Qualified High Technology Companies (QHTC) doing business in the District of Columbia.

In February 2006, the Company received notification from the Office of Tax and Revenue that our certification as a QHTC under the Act had been accepted effective as of January 1, 2004. As a QHTC, the Company's Washington, D.C. statutory income tax rate will be 0.0% through 2008 and 6.0% thereafter, versus 9.975% prior to this qualification. Under the Act, the Company is also eligible for certain Washington, D.C. income tax credits and other benefits. Accordingly, the Company's annual effective income tax rate was 33.4% for fiscal 2006, which excludes a one-time noncash income tax charge of $6.7 million consisting of a reduction in the value of the Company's deferred tax assets and liabilities to reflect the lower Washington, D.C. income tax rate, offset by the recognition of certain Washington, D.C. income tax credits earned in fiscal 2006 as provided in the Act.

8. COMPREHENSIVE INCOME

Comprehensive income is defined as net income plus the net-of-tax impact of foreign currency translation adjustments, minimum pension liability adjustments, and net unrealized gains and losses on certain investments in marketable securities. Comprehensive income for the years ended March 31, 2004, 2005 and 2006 was $19.2 million, $21.0 million and $24.3 million, respectively. The accumulated elements of other comprehensive income, net of tax, included within stockholders' equity on the consolidated balance sheets are comprised solely of net unrealized gains and losses on marketable securities net of applicable income taxes.

9. OPTILINK ACQUISITION

On July 1, 2005, the Company acquired approximately 95% of the outstanding common stock of Quality Team Associates, Inc., dba OptiLink Healthcare Management Systems, an Oregon corporation (OptiLink). On August 30, 2005 the Company purchased the remaining 5% of outstanding common stock from the minority shareholders (these transactions are collectively referred to as the Acquisition). The Company has included the financial results of OptiLink in its consolidated financial statements beginning July 1, 2005 (the Acquisition Date), the date the Company acquired a majority interest. The combined results of operations of OptiLink as though it had been combined as of the beginning of each of the periods presented was not materially different than the Company's reported results of operations, including revenue, net income or cash flows, for the twelve months ended March 31, 2006. The minority interest in the earnings of OptiLink from the period July 1, 2005 to August 30, 2005 was nominal.

OptiLink is engaged in the development, sale and support of patient classification and staffing computer software used in the healthcare industry. The Company believes that the acquisition of OptiLink is consistent with its long-term strategic direction and allows it to better serve its current and future members.

The Acquisition has been accounted for as a business combination. Assets acquired and liabilities assumed were recorded at their fair values as of July 1, 2005. Acquisition related transaction costs include legal, accounting and other professional fees directly related to the Acquisition. The total purchase price, including amounts the Company paid to retire debt assumed in the Acquisition is comprised of the following (in thousands).

Cash paid to founders	$3,632
Cash paid to minority shareholders	265
Acquisition related transaction costs	125
Cash paid to repay acquired debt	371
Deferred acquisition payments	850
Total	$5,243

Purchase price allocation

Under business combination accounting, the total purchase price was allocated to OptiLink's net tangible and identifiable intangible assets based on their estimated fair values as of July 1, 2005. The excess of the purchase price over the net tangible and identifiable intangible assets has been recorded as goodwill. The total purchase price was allocated as set forth below (in thousands).

Cash	$ 191
Accounts receivable	126
Other current assets	17
Fixed assets	85
Identifiable intangible assets	852
Goodwill	5,426
Accounts payable and accrued liabilities	(586)
Deferred revenues	(147)
Long-term debt assumed	(371)
Deferred taxes, net	(350)
Total purchase price	$5,243

Intangible assets

In performing its purchase price allocation, the Company considered, among other factors, its intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of OptiLink's products. The Company's fair value of identifiable intangible assets was based, in part, on a valuation completed by an independent investment banking firm using an income and replacement cost approach, and estimates and assumptions provided by management. The identified intangible assets consisted of developed technology and customer contracts and have estimated lives of five years. The excess of the purchase price over the fair value of assets acquired and liabilities assumed was recorded as goodwill.

10. TRANSACTIONS WITH AFFILIATES

Lease and sublease agreements

In fiscal 2000 the Company assigned its office lease to Atlantic Media Company (formerly DGB Enterprises, Inc., an entity created in 1997 by the Company's founder to manage his various business interests including his ownership in the Company), and subsequently entered into a sublease agreement with Atlantic Media Company on terms consistent with the original agreement. The lease agreement expired in May 2004. The Company incurred rent expense under this arrangement of $3.6 million and $0.6 million in fiscal 2004 and 2005, respectively.

Administrative services

In July 2001, the Company entered into an administrative services agreement whereby Atlantic Media Company provided the Company with certain services related to the facilities associated with the Company's shared leased space, and the Company provided Atlantic Media Company with certain administrative services. Fees for the services were based on direct costs per transaction, square footage, headcount or a fixed cost per month that approximated the cost for each entity to internally provide or externally source these services. The Company believes these charges approximated the costs which would have been incurred had the Company operated on a stand-alone basis. The Company incurred net charges under the agreement of $1.0 million and $0.6 million in fiscal 2004 and 2005, respectively. Services under this arrangement generally ended in connection with the Company's move to its current headquarters facility in June 2004.

11. EXERCISES OF STOCK OPTIONS

Options granted to certain of the Company's option holders under the Company's 1997 and 2001 stock-based incentive compensation plans were exercised to acquire shares at various times in fiscal 2004, 2005 and 2006. Upon the exercise of these options the Company received a total of approximately $26.8 million, $22.0 million and $5.5 million in fiscal 2004, 2005 and 2006, respectively, in cash in payment of option exercise prices.

The Company recognized approximately $1.7 million, $1.3 million and $277,000 in compensation expense reflecting additional FICA taxes as a result of the taxable income that employees recognized upon the exercise of non-qualified common stock options in fiscal 2004, 2005 and 2006, respectively. The Company also incurred additional compensation expense for tax reporting purposes, but not for financial reporting purposes, that increased the deferred tax asset to reflect allowable tax deductions that will be realized in the determination of the Company's income tax liability and therefore reduce its future income tax payments. In connection with these transactions, the Company's deferred tax asset increased by approximately $40.0 million, $30.9 million and $4.1 million in fiscal 2004, 2005 and 2006, respectively. Although the provision for income taxes for financial reporting purposes did not change, the Company's actual cash payments will be reduced as the deferred tax asset is utilized.

12. STOCK OPTION PLANS

Stock-based incentive compensation plans

The 1997 Stock-Based Incentive Compensation Plan (1997 Plan) provided for the issuance of options to purchase up to 10,104,000 shares of the Company's common stock. In connection with the Company's initial public offering, the stock options granted pursuant to the 1997 Plan generally became exercisable in equal portions on each of the first three anniversaries of the initial public offering. Unexercised options granted under the 1997 Plan expire at certain times through fiscal 2009.

On June 1, 2001, the Company adopted the 2001 Stock-Based Incentive Compensation Plan (2001 Plan). The 2001 Plan is designed to provide for the grant of stock options that qualify as incentive stock options as well as stock options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. Stock options granted pursuant to the 2001 Plan may only be granted to the Company's officers, independent contractors, employees and prospective employees. The aggregate number of shares of the Company's common stock issuable under the 2001 Plan may not exceed 2,357,600 shares, plus any remaining shares not issued under the 1997 Plan. All options granted under the 2001 Plan to date have been granted to officers and employees.

On June 1, 2001, the Company adopted the Directors' Stock Plan (Directors' Plan). Any person who is, or is elected to be, a member of the Company's board of directors or the board of directors of a subsidiary of the Company is eligible for the award of stock options and/or stock grants under the Directors' Plan. The Directors' Plan is intended to operate in a manner that exempts grants of stock from Section 16(b) of the Securities Exchange Act of 1934. The maximum number of shares of the Company's common stock that can be issued under the Directors' Plan is 842,000.

On November 15, 2005, the Company adopted the 2005 Stock Incentive Plan (2005 Plan) to replace the 1997 Plan, the 2001 Plan and the Directors' Plan (collectively the Prior Plans). The 2005 Plan provides for the award of stock options (that qualify as either incentive stock options or that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code), stock appreciation rights, restricted stock, restricted stock units and incentive bonuses. Options granted may not have a term exceeding seven years, and typically vest across four years. Equity awards granted pursuant to the 2005 Plan may only be granted to the Company's directors, officers, independent contractors, employees and prospective employees. The aggregate number of shares of the Company's common stock issuable under the 2005 Plan may not exceed 1,600,000 shares, plus any remaining shares not issued under the Prior Plans.

Stock option transactions

The following table summarizes the changes in common stock options for all of the common stock option plans described above.

	Number of Options	Exercise Price Per Share	Weighted Average Exercise Price
Outstanding at March 31, 2003	7,754,770	$ 2.91–36.12	$ 10.26
Options granted	896,000	34.44–47.49	35.15
Options exercised	(3,533,296)	2.91–29.28	7.55
Options cancelled	(141,045)	7.13–29.28	18.60
Outstanding at March 31, 2004	4,976,429	7.13–47.49	16.34
Options granted	971,832	34.32–39.45	38.51
Options exercised	(2,585,103)	7.13–34.81	8.51
Options cancelled	(106,000)	19.00–36.89	31.10
Outstanding at March 31, 2005	3,257,158	7.13–47.49	28.77
Options granted	607,250	40.50–53.72	53.48
Options exercised	(328,217)	7.13–34.44	16.82
Options cancelled	(78,500)	19.00–47.45	33.70
Outstanding at March 31, 2006	**3,457,691**	**$ 7.13–53.72**	**$34.13**

Exercise prices for options outstanding at March 31, 2006, are as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life—Years	Number Exercisable	Weighted Average Exercise Price
$ 7.13–11.88	423,240	$ 7.29	1.9	423,240	$ 7.29
19.00–19.00	257,203	19.00	5.6	257,203	19.00
29.28–34.00	428,166	30.75	6.9	101,416	31.09
34.01–39.00	977,832	34.87	8.1	216,832	34.98
39.01–44.00	751,000	39.46	6.0	—	—
44.01–49.00	29,000	47.67	7.2	10,750	47.46
49.01–53.72	591,250	53.72	6.9	—	—
$ 7.13–53.72	3,457,691	$34.13	6.3	1,009,441	$19.04

Restricted stock units

The Company granted 127,600 restricted stock units (RSUs) to certain officers and employees on March 31, 2006 when the fair market value of the Company's common stock was $55.77 per share. The RSUs vest ratably across four years.

Employee stock purchase plan

In October 2001, the Company established an employee stock purchase plan (the ESPP). Under the ESPP, employees may authorize payroll deductions not to exceed 15% of their salary to purchase shares of the Company's common stock quarterly at 85% of the share price on the last day of the quarter. The ESPP is authorized to issue up to 842,000 shares of the Company's common stock. For the years ended March 31, 2004, 2005 and 2006 the Company issued 10,663, 9,184 and 9,674 shares of common stock under the ESPP, respectively.

13. COMMITMENTS AND CONTINGENCIES

Operating leases

In October 2003, the Company entered into a new lease for its headquarters space (New Lease) which took effect on June 1, 2004 and has a 15-year term. The terms of the New Lease contain provisions for rental escalation and the Company is required to pay its portion of executory costs such as taxes and insurance. The Company is also obligated to take additional expansion space in the building pursuant to the New Lease. The Company's aggregate future minimum lease payments, including expansion space but excluding rental escalation and executory costs, are as follows (in thousands):

Year Ending March 31,	
2007	$ 2,627
2008	3,643
2009	3,908
2010	3,782
2011	3,721
Thereafter	27,441
Total	$ 45,122

Rent expense during the years ended March 31, 2004, 2005 and 2006 was approximately $3.7 million, $4.0 million and $4.5 million, respectively.

The Company entered into a $3.2 million letter of credit agreement with a commercial bank which expires on October 5, 2006, to provide a security deposit for the New Lease. Certain assets had been pledged as collateral under the letter of credit agreement. To date, no amounts have been drawn on this agreement.

Benefit plan

The Company sponsors a defined contribution 401(k) plan (the Plan) for all employees who have reached the age of twenty-one. The Company provides contributions equal to 50% of an employee's contribution up to a maximum of 4% of base salary. Contributions to the Plan for the years ended March 31, 2004, 2005 and 2006 were approximately $573,000, $648,000 and $786,000, respectively.

Litigation

From time to time, the Company is subject to ordinary routine litigation incidental to its normal business operations. The Company is not a party to, and its property is not subject to, any material legal proceedings.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited summarized financial data by quarter for the years ended March 31, 2006 and 2005 is as follows (in thousands, except per share amounts):

	Fiscal 2006 Quarter Ended			
	June 30	September 30	December 31	March 31
Revenues	$38,747	$40,487	$42,112	$43,703
Income from operations	9,916	10,285	11,053	11,484
Income before income taxes	11,311	11,697	12,501	12,999
Net income	6,730	6,960	3,293	8,659
Earnings per share:				
Basic	$ 0.35	$ 0.36	$ 0.17	$ 0.46
Diluted	$ 0.34	$ 0.35	$ 0.17	$ 0.44

	Fiscal 2005 Quarter Ended			
	June 30	September 30	December 31	March 31
Revenues	$ 33,025	$ 34,680	$ 36,206	$ 37,738
Income from operations	8,516	8,925	8,763	9,706
Income before income taxes	9,409	9,841	9,764	10,867
Net income	5,598	5,855	5,482	6,412
Earnings per share:				
Basic	$ 0.31	$ 0.34	$ 0.31	$ 0.35
Diluted	$ 0.29	$ 0.31	$ 0.29	$ 0.33

Report of Management's Assessment of Internal Control Over Financial Reporting

The Advisory Board Company and Subsidiaries

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in this Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the consolidated financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of the consolidated financial statements in accordance with generally accepted accounting principles, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Ethics. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2006 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of March 31, 2006.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, which is included herein.

Frank J. Williams
Chairman of the Board of Directors and Chief Executive Officer
June 9, 2006

Michael T. Kirshbaum
Chief Financial Officer
June 9, 2006

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE ADVISORY BOARD COMPANY AND SUBSIDIARIES:

We have audited management's assessment, included in the accompanying Report of Management's Assessment of Internal Controls, that The Advisory Board Company and subsidiaries maintained effective internal control over financial reporting as of March 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Advisory Board Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Advisory Board Company and subsidiaries maintained effective internal control over financial reporting as of March 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Advisory Board Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 2006, and our report dated June 9, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
June 9, 2006

Board of Directors

Frank J. Williams
Chairman of the Board and Chief Executive Officer, The Advisory Board Company

Marc N. Casper †‡
Director, Senior Vice President, Thermo Electron Corporation

Kelt Kindick* †‡
Lead Director, Partner, Bain & Company

Joseph E. Laird, Jr. †‡
Director, Chairman and Chief Executive Officer, Laird Squared, LLC

Mark R. Neaman* ‡
Director, President and Chief Executive Officer, Evanston Northwestern Healthcare Corporation

Leon D. Shapiro †‡
Director, Group President, The NPD Group, Inc.

LeAnne M. Zumwalt* ‡
Director, Vice President, DaVita, Inc.

* Member of the Audit Committee of the Board of Directors
† Member of the Compensation Committee of the Board of Directors
‡ Member of the Governance Committee of the Board of Directors

Executive Officers

Frank J. Williams
Chairman of the Board and Chief Executive Officer

Thomas J. Aprahamian
Chief Accounting Officer, Secretary and Treasurer

Scott M. Fassbach
Chief Research Officer

David L. Felsenthal
Executive Vice Presdient

Michael T. Kirshbaum
Chief Financial Officer

Robert W. Musslewhite
Executive Director, New Product Development

Scott A. Schirmeier
General Manager, Sales and Marketing

Richard A. Schwartz
Executive Vice President

Mary D. Van Hoose
Executive Director, Career Management

Corporate Information

Form 10-K/Investor Contact
A copy of the Company's Annual Report on Form 10-K for the fiscal year ending March 31, 2006 (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Thomas J. Aprahamian, Chief Accounting Officer, Secretary, and Treasurer, at the Company's corporate office.

Common Stock Dividend Information
The common stock of The Advisory Board Company has been traded on the Nasdaq National Market under the symbol ABCO since the initial public offering on November 12, 2001. As of September 15, 2006, there were approximately 10,000 holders of the common stock, including nine stockholders of record. The Company has not declared or paid any cash dividend on the common stock since the closing of its initial public offering, and it does not anticipate declaring or paying cash dividends in the foreseeable future. The timing and amount of future cash dividends, if any, would be determined by the Company's Board of Directors and would depend upon the Company's earnings, financial condition, and cash requirements.

Corporate Office
The Advisory Board Company
2445 M Street, NW
Washington, DC 20037
202-266-5600
www.advisoryboardcompany.com

Registrar and Transfer Agent
America Stock Transfer & Trust Company
10150 Mallard Creek Road
Suite #307
Charlotte, NC 28262
866-706-0150

Independent Registered Accountant
Ernst & Young LLP
621 East Pratt Street
Baltimore, MD 21202

The following table sets forth, for the periods indicated, the high and low closing prices per share of the company's common stock as reported on the Nasdaq Stock Market.

	High	Low
Fiscal year ending March 31, 2006		
First Quarter	$49.34	$40.50
Second Quarter	$53.36	$47.46
Third Quarter	$51.34	$45.84
Fourth Quarter	$57.22	$45.46
Fiscal year ending March 31, 2005		
First Quarter	$37.45	$31.85
Second Quarter	$35.98	$29.80
Third Quarter	$38.77	$29.88
Fourth Quarter	$44.59	$33.42

THE ADVISORY BOARD COMPANY
2445 M Street, NW • Washington, DC 20037
Telephone: 202-266-5600 • Facsimile: 202-266-5700